

August 21, 2015

VIA E-MAIL
Mr. Jon W. Clark
Chief Financial Officer
Gramercy Property Trust, Inc.
521 5th Avenue, 30th Floor
New York, New York 10175

> **Re:** **Gramercy Property Trust, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed on March 9, 2015**
> **File No. 001-32248**

Dear Mr. Jon W. Clark:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Dividends

1. In future periodic filings, please disclose the tax status of distributions per unit pursuant to Rule 3-15(c) of Regulation S-X.

Funds from Operations, pages 72 – 73

2. We note that in your earnings release and supplemental information you discuss other Non-GAAP Financial Measures such as Core FFO, Adjusted FFO, and Net Operating Income. Please clarify whether you utilize these measures as key performance indicators. To the extent you do, in future periodic filing, please include such Non-

GAAP financial measures, discussion of any related and relevant fluctuations, and the required Non-GAAP disclosures outlined within Item 10(e) of Regulation S-K for each respective measure.

3.   In arriving at Funds from operations, you start with Net income available to common stockholders.   As a result, it appears Funds from operations is actually Funds from operations attributable to just common stockholders instead of all equity stockholders. In future periodic filings please re-title "Funds from operations" to the more appropriate "Funds from operations attributable to common stockholders".

Consolidated Statements Of Operations, page 80

4.   Please revise future periodic filings to clarify the types of expenses that are included in operating expenses and general and administrative expenses. Within your response, please provide an example of your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 - 3468 or me at (202) 551 - 3693 with any questions.

Sincerely,

/s/Eric McPhee

Eric McPhee
Senior Staff Accountant